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Filed pursuant to Rule 433
Registration Statement No. 333-138744

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 7, 2008 and the prospectus dated November 16, 2006 relating to these securities.

MARKWEST ENERGY PARTNERS, L.P.

Pricing Sheet—April 8, 2008

5,000,000 Common Units Representing Limited Partner Interests

Issuer:	MarkWest Energy Partners, L.P.
Symbol:	NYSE: MWE
Price to Public:	$31.15 per common unit
Common Units Offered:	5,000,000 common units representing limited partner interests
Over-allotment Option:	Up to 750,000 common units representing limited partner interests
Gross Proceeds:	$155,750,000 (excluding exercise of over-allotment option), or $179,112,500 (including exercise of over-allotment option)
Net Proceeds:
$149,520,000 (excluding exercise of over-allotment option) or $171,948,000 (including exercise of over-allotment option), in each case, after deducting underwriting discounts but before offering expenses.
Trade Date:	April 8, 2008
Closing Date:	April 14, 2008
CUSIP:	570759100
Underwriters:	Lehman Brothers Inc. Morgan Stanley & Co. Incorporated RBC Capital Markets Corporation Wachovia Capital Markets, LLC Deutsche Bank Securities, Inc. J.P. Morgan Securities Inc.

        Prior to purchasing the units being offered pursuant to the prospectus supplement, on April 8, 2008, one of the underwriters purchased, on behalf of the syndicate, 212,500 common units at an average price of $31.1756 per common unit in stabilizing transactions.

        MarkWest Energy Partners, L.P. intends to use approximately $150 million of the net proceeds from its proposed private placement of approximately $250 million in principal amount of senior notes due 2018 to partially fund its 2008 organic growth capital budget and the remaining net proceeds to repay a portion of its term loan. The completion of this offering is not conditioned upon the completion of the private placement of senior notes or vice versa.

        MarkWest Energy Partners, L.P. has previously filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates, which registration statement was declared effective on November 16, 2006. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about MarkWest Energy Partners and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You also may access these documents for free on the unitholder information page of the registrant's web site at www.markwest.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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MARKWEST ENERGY PARTNERS, L.P. Pricing Sheet—April 8, 2008 5,000,000 Common Units Representing Limited Partner Interests